Integra Adds 3.9 Moz AuEq to M&I Category, and Reports 0.5 Moz AuEq in Inferred Catagory in NI 43-101 Resource Estimate Update at the DeLamar Project

Integra’s latest gold and silver resource estimate at the DeLamar Project is a significant milestone for the Company that has de-risked the project and demonstrated the strength of the underlying gold-silver resource. The resource estimate expands the gold and silver resource at the Project with vectors to areas of potential future resource expansion and upside.

Press Release Highlights:

• 3.9 Moz AuEq (2.4 Moz Au, and 116.5 Moz Ag) upgraded from inferred into measured and indicated category (“M&I”) in the DeLamar Project global (DeLamar Deposit + Florida Mountain Deposit) resources, with an average grade of 0.70 g/t AuEq (0.43 g/t Au, 21.0 g/t Ag) employing a 0.2 g/t AuEq cut-off for oxide/transitional resources, and a 0.3 g/t AuEq cut-off for unoxidized resources:

◦ DeLamar Project global inferred resources updated to 501,000 oz AuEq (343,000 oz Au, 12,240,000 oz Ag) at an average grade of 0.55 g/t AuEq (0.38 g/t Au, 13.5 g/t Ag) employing a 0.2 g/t AuEq cut-off for oxide/transitional resources, and a 0.3 g/t AuEq cut-off for unoxidized resources

• Approximately 90% of the DeLamar Project global resources have now been upgraded to an M&I category

• DeLamar Project global M&I and inferred oxide and transitional resources (0.2 g/t AuEq cut-off), targeted for potential heap-leach processing in the upcoming PEA, are:

◦ 1,776,000 oz AuEq (1,142,000 oz Au, and 49,239,000 Ag) M&I resources at an average grade of 0.59 g/t AuEq (0.38 g/t Au, and 16.5 g/t Ag), and 151,000 oz AuEq (108,000 oz Au, 3,320,000 oz Ag) inferred resources at an average grade of 0.43 g/t AuEq (0.31 g/t Au, 9.5 g/t Ag)

• DeLamar Project global M&I and inferred unoxidized resources (0.3 g/t AuEq cut-off), targeted for potential mill processing in the upcoming PEA, are:

◦ 2,100,000 oz AuEq (1,234,000 oz Au, 67,275,000 oz Ag) M&I resources at an average grade of 0.82 g/t AuEq (0.48 g/t Au, 26.2 g/t Ag), and 350,000 oz AuEq (235,000 oz Au, 8,920,000 oz Ag) inferred resources at an average grade of 0.63 g/t AuEq (0.42 g/t Au, and 16.0 g/t Ag)

• All resources are pit constrained with a low average overall strip ratio of 1.83 : 1 (2.05 : 1 for the DeLamar Deposit,

and 1.31 : 1 for the Florida Mountain Deposit)

• Updated resource estimate highlights excellent exploration potential for expansion laterally, on-extension, and at depth in multiple high-quality targets such as Sullivan Gulch, Milestone, and Northern and Southern Extensions of Florida Mountain. One drill rig is currently active at the DeLamar Deposit, with half of the 20,000 m drill program for 2019 completed

• This resource estimate will be included with ongoing metallurgical test-work, engineering, and environmental studies into the DeLamar Project’s maiden PEA, scheduled for completion in September 2019

VANCOUVER, British Columbia, June 17, 2019 -- Integra Resources Corp. (TSXV:ITR ; OTCQX:IRRZF) (the “Company” or “Integra”) is pleased to announce that it has completed a NI 43-101 resource estimate update for its 100% owned DeLamar Project (the “Project”) located in southwest Idaho. For the purposes of NI 43-101 reporting, the Florida Mountain Deposit (“Florida Mountain”) and the DeLamar Deposit (“DeLamar”) are considered to be part of the global DeLamar Project, based on the reasonable expectation that if put into production the two Deposits would likely share common infrastructure, as was done in the past. The study incorporates over 250,000 meters of drilling conducted by Kinross Gold and its predecessors, in addition to roughly 30,000 meters of drilling conducted by Integra.

George Salamis, President and CEO of Integra, commented, “This latest resource estimate has far exceeded our expectations in terms of both highlighting a significant resource conversion from inferred to M&I categories, along with demonstrating overall global gold-silver resource growth. Upgrading the DeLamar Project resource from what was previously in a 100% inferred resource category to what is now 90% in a M&I resource category with a much higher confidence level represents a crucial and hugely positive step in the de-risking process of this Project. This was achieved in less than 18 months from project acquisition and represents a huge step forward for the DeLamar Project and Integra shareholders. During this conversion process we were able to upgrade the resource to M&I without losing gold and silver ounces in the conversion process, which is not often the case in resource estimation. The overall resources, in fact, have grown substantially since the last resource estimate, and the Project now boasts close to 4 Moz AuEq in M&I and 0.5 Moz AuEq in inferred resources, positioning it into a very rare group as there are only a handful of projects in North America with this size of resource.”

Mr. Salamis added, “The significant up-grade in resources at the DeLamar Project now paves the way for a PEA to be delivered in September, a PEA that we believe will be more robust as it has been meaningfully de-risked by a large M&I resource. This is the first resource the Company has published that portrays resource information by oxidation level, and we have been pleasantly surprised by both the overall size of the portion of the resource potentially amenable to heap leaching, and by the ongoing metallurgical results that have continued to trend to the upside of our original expectations. This significant resource up-grade at a low strip ratio paves the way for future feasibility studies, post-PEA, that will likely not require massive drill programs to better define resources and reserves. Lastly, the exploration potential and upside for future resource growth at the Project is more prospective than ever, with multiple areas hosting open-ended targets that highlight excellent expansion potential. In every manner, this resource update is a significant step forward for the Project.”

Resource Overview

The maiden resource estimates on DeLamar and Florida Mountain completed in January of 2018 were calculated using the drill database inherited from the previous project owners, a subsidiary of Kinross Gold Corp. This inherited drill database consisted of approximately 2,430 drill holes (~251,000 meters of drilling) completed from the mid 1970s to the 1990s. 100% of the maiden resource was reported in the inferred category.

In January 2018, Integra commenced a large exploration program at the DeLamar Project, which hallmarked the first exploration drilling at DeLamar in approximately 25 years. The objective of the drill program was two-fold: (1) to test and confirm the inferred resource for the purposes of resource conversion and up-grading from inferred to M&I category; and (2) to expand the resources along the margins of the DeLamar and Florida Mountain Deposits.

The resource estimate update announced today has been significantly upgraded from the initial inferred resources reported previously. This reflects the data added to the Project through the successful confirmatory drilling, comprehensive relogging of historical drill holes, and continued compilation of historical geological information. This allowed for detailed lithological, structural, and oxidation modeling, as well as the completion of new metallurgical test-work, all of which forms the basis of the current mineral resource estimates at DeLamar and Florida Mountain. Additionally, further detailed documentation of the final pit topographies was sourced and used to created high-confidence ‘as-built’ surfaces of all of the historical open pits at the DeLamar project. The entirety of this new information, coupled with the overall tight-spaced historical drilling, led to the re- classification and upgrading of a large proportion of the Project resources to the M&I category.

Incorporated in today’s NI 43-101 resource estimate update along with the inherited drill databases are 93 drill holes, representing roughly 30,000m of drilling conducted by Integra since Q1 2018. Resource work for this update was completed by Mine Development Associates (“MDA”) of Reno, Nevada, under the supervision of Michael Gustin, an independent Qualified Person under NI 43-101. A final 43-101 Technical Report will be filed on SEDAR within 45 days.

To view an image of the DeLamar Deposit resource broken out by resource category, please click the following link:

https://www.integraresources.com/site/assets/files/2572/dela_resource_block_vuse.pdf

To view an image of the DeLamar Deposit resource broken out by oxidation state, please click the following link:

https://www.integraresources.com/site/assets/files/2572/dm_oxidation_vuse.pdf

To view an image of the Florida Mountain Deposit resource broken out by resource category, please click the following link:

https://www.integraresources.com/site/assets/files/2572/fm_resource_block_vuse.pdf

To view an image of the Florida Mountain Deposit resource broken out by oxidation state, please click the following link:

https://www.integraresources.com/site/assets/files/2572/fm_oxidation_vuse.pdf

DeLamar Project Mineral Resources

Table 1. DeLamar Deposit Gold and Silver Resources

Classification	Tonnes	g/t Au	oz Au	g/t Ag	oz Ag	g/t AuEq	oz AuEq
Measured	14,481,000	0.51	238,000	36.4	16,942,000	0.98	456,000

Indicated	105,140,000	0.39	1,334,000	23.4	79,241,000	0.69	2,354,000

Measured + Indicated	119,621,000	0.41	1,572,000	25.1	96,183,000	0.73	2,810,000

Inferred	21,291,000	0.39	266,000	15.2	10,418,000	0.59	401,000

1. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2. Oxidized and Transitional Mineral Resources are reported at a 0.2 g AuEq/t cut-off in consideration of potential open-pit mining and heap-leach processing. Unoxidized Mineral Resources are reported at a 0.3 g AuEq/t cut-off in consideration of potential open pit mining a milling / agitated leaching or flotation processing. The Mineral Resources are constrained by pit optimizations.

3. Gold equivalent grades were calculated using the metal prices and recoveries presented elsewhere in this press release.

4. Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grades, and contained metal content.

5. The Effective Date of the Mineral Resources is May 1, 2019.

6. The estimate of mineral resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

Table 2. Florida Mountain Deposit Gold and Silver Resources

Classification	Tonnes	g/t Au	oz Au	g/t Ag	oz Ag	g/t AuEq	oz AuEq
Measured	1,597,000	0.63	32,000	15.3	784,000	0.83	42,000

Indicated	51,147,000	0.47	772,000	11.9	19,547,000	0.62	1,024,000

Measured + Indicated	52,744,000	0.47	804,000	12.0	20,331,000	0.62	1,066,000

Inferred	6,975,000	0.34	77,000	8.1	1,822,000	0.44	100,000

1. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2. Oxidized and Transitional Mineral Resources are reported at a 0.2 g AuEq/t cut-off in consideration of potential open-pit mining and heap-leach processing. Unoxidized Mineral Resources are reported at a 0.3 g AuEq/t cut-off in consideration of potential open pit mining a milling / agitated leaching or flotation processing. The Mineral Resources are constrained by pit optimizations.

3. Gold equivalent grades were calculated using the metal prices and recoveries presented elsewhere in this press release.

4. Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grades, and contained metal content.

5. The Effective Date of the Mineral Resources is May 1, 2019.

6. The estimate of mineral resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

Table 3. DeLamar Project Global (DeLamar + Florida Mountain) Gold and Silver Resources

Classification	Tonnes	g/t Au	oz Au	g/t Ag	oz Ag	g/t AuEq	oz AuEq
Measured	16,078,000	0.52	270,000	34.3	17,726,000	0.96	498,000

Indicated	156,287,000	0.42	2,106,000	19.7	98,788,000	0.67	3,377,000

Measured + Indicated	172,365,000	0.43	2,376,000	21.0	116,514,000	0.70	3,875,000

Inferred	28,266,000	0.38	343,000	13.5	12,240,000	0.55	500,000

1. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2. Oxidized and Transitional Mineral Resources are reported at a 0.2 g AuEq/t cut-off in consideration of potential open-pit mining and heap-leach processing. Unoxidized Mineral Resources are reported at a 0.3 g AuEq/t cut-off in consideration of potential open pit mining a milling / agitated leaching or flotation processing. The Mineral Resources are constrained by pit optimizations.

3. Gold equivalent grades were calculated using the metal prices and recoveries presented elsewhere in this press release.

4. Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grades, and contained metal content.

5. The Effective Date of the Mineral Resources is May 1, 2019.

6. The estimate of mineral resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

Project Sensitivity Analysis

Tables summarizing the grade and tonnage relationships at varying cut-off grades and oxidation states at the DeLamar Deposit are linked below:

https://www.integraresources.com/site/assets/files/2572/del_re_sensitivity_vuse.pdf

Tables summarizing the grade and tonnage relationships at varying cut-off grades and oxidation states at the Florida Mountain Deposit are linked below:

https://www.integraresources.com/site/assets/files/2572/fm_re_sensitivity_vuse.pdf

Resource Estimation Methodology and Parameters

• The gold and silver mineral resources at the DeLamar Project were modeled and estimated by:

◦ evaluating the drill data statistically;

◦ creating low-, medium- and high-grade mineral-domain polygons for both gold and silver on sets of cross sections spaced at 30-meter intervals;

◦ pushing the sectional mineral-domain polygons three-dimensionally to the drill data within each sectional window;

◦ slicing the three-dimensional mineral-domain polygons along 6-meter-spaced horizontal and vertical planes and using these slices to recreate the gold and silver mineral-domain polygons on level plans and long sections, respectively;

◦ coding a block model to the gold and silver domains for each of the two deposit areas using the level-plan and long-section mineral-domain polygons;

◦ analyzing the modeled mineralization geostatistically to aid in the establishment of estimation and classification parameters; and

◦ interpolating grades into models comprised of 6x6x6-meter blocks using the gold and silver mineral domains to explicitly constrain the grade estimations.

• The DeLamar Deposit and Florida Mountain Deposit mineral resources have been constrained to lie within optimized pit shells created using metal prices of USD $1,400/ounce of gold and USD $18/ounce of silver. For reporting purposes within this press release, these metal prices were also used to calculate the gold equivalent grades and gold equivalent ounces disclosed in this press release, with the formula g/t AuEq = g/t Au + (g/t Ag ÷ 77.7).

• Additional inputs for the pit-optimizations include: Mining - $2.20/tonne mined, Heap Leaching - $3.35/tonne; Milling and Agitated Leach - $11.00/tonne processed, Flotation - $11.25/tonne for on- and off-site processing; G&A - $4,000,000/year, and Tonnes per year processed - 5,250,000. Gold / Silver Recoveries are as follows: Heap Leach Oxide - 85% / 45%; Heap Leach Transitional - 80% / 40%; Flotation (DeLamar Unoxidized) - 90% / 95%; Milling and Agitated Leach (Florida Mountain Unoxidized) - 86% / 63%.

• The optimization parameters yield a 0.3 g/t AuEq cut-off for processing of the unoxidized materials, and a heap-leach cut-off of 0.11 g/t AuEq. Given that the historical assay data were predominantly generated with a 0.17 g/t Au detection limit, there is insufficient precision at the low cut-off grade calculated for the heap-leach scenario to justify its use. The heap-leach optimizations were therefore completed using a 0.2 g/t AuEq minimum-grade override.

• The DeLamar Project mineral resources are defined by applying cut-offs of 0.2 g/t AuEq for oxidized + transitional materials lying within the optimized pits and 0.3 g AuEq/t for unoxidized materials lying within the optimizations. These gold equivalencies use the formula g/t AuEq = g/t Au + (g/t Ag/Factor, with the Factor reflecting metal recoveries by oxidation in addition to metal prices. The Factors by oxidation type are as follows - oxidized: (1,400 x .85) ÷ (18 x .45) = 147; transitional: (1,400 x .80) ÷ (18 x .40) = 156; DeLamar Deposit unoxidized: (1,400 x .90) ÷ (18 x .95) = 74; Florida Mountain Deposit unoxidized: (1,400 x .86) ÷ (18 x .63) = 106.

• The DeLamar Deposit resource estimate is based on 1,528 historical reverse circulation holes and diamond core holes, as well as 83 reverse circulation and core holes drilled by Integra. For the Florida Mountain Deposit, Integra added 10 core holes to the 1,074 historical reverse circulation holes and core holes used in the resource estimation. The historical holes at the DeLamar Project were drilled from the mid 1970s to the late 1990s.

• A technical report on the updated resource estimate will be prepared in accordance with NI 43-101 and filed within 45 days of this news release on Integra’s issuer profile on SEDAR at www.sedar.com.

The updated resource estimate integrates 30,000 meters of drilling in 93 drill holes completed in both the DeLamar and Florida Mountain Deposits. Since the resource database cut-off date of May 1st, 2019, an additional 2,600 m of drilling has been completed on or peripheral to the DeLamar Deposit. Multiple exploration targets on the periphery of the DeLamar Deposit have been identified for potential future resource growth, including Deadwood, Black Sheep, Milestone and Henrietta extending 10 km to the northwest, and the Sullivan Gulch expansion to the southeast. Drilling at the DeLamar Deposit continues to outline near surface oxide and transitional mineralization.

At the Florida Mountain Deposit, the Company anticipates beginning its 6,500 m drill program in late June. The Company drilled only 3,400 m at Florida Mountain last year due to the exploration drilling success at Sullivan Gulch which diverted resources. This year, the Company plans on drilling extensively at Florida Mountain to identify additional near-surface oxide and transitional extensions to the Deposit that have never been drill tested to the north and south of the existing resource. Drilling at Florida Mountain will also focus on delineating the high-grade feeder zones encountered by the Company in 2018 (IFM18_001A - 5.23 g/t AuEq over 21.33, including 20.44 g/t AuEq over 3.04 m) and mined historically in the late 1800s.

Next Steps

A technical report with respect to the latest mineral resource estimate disclosed today will be filed within 45 days in accordance with NI 43-101. The Company plans on incorporating this resource estimate into a PEA expected in September 2019. The upcoming PEA will be an option study for the project that demonstrates multiple processing options, including heap leaching and milling. Detailed metallurgical test-work will continue to be completed over the summer months along with results from drilling at the DeLamar and Florida Mountain Deposits.

Sampling and QA/QC Procedure

Thorough QA/QC protocols are followed on the DeLamar Project, including insertion of duplicate, blank and standard samples into the assay stream for all drill holes. The samples are submitted directly to American Assay Labs in Reno, Nevada for preparation and analysis. Analysis of gold is performed using fire assay method with atomic absorption (AA) finish on a 1 assay ton aliquot. Gold results over 5 g/t are re-run using a gravimetric finish. Silver analysis is performed using ICP for results up to 100 g/t on a 5 acid digestion, with a fire assay, gravimetric finish for results over 100 g/t silver.

Qualified Person

The scientific and technical information contained in this news release has been verified and approved by E. Max Baker PhD. (FAusIMM), Integra’s Vice President Exploration, of Reno, Nevada, a "qualified person" within the meaning of NI 43- 101.

The mineral resource estimates were prepared by Mine Development Associates of Reno, Nevada under the supervision of Michael Gustin. Mr. Gustin is a Qualified Person and is independent of the Company as defined by NI 43-101.

About Integra Resources

Integra Resources is a development-stage company engaged in the acquisition, exploration and development of mineral properties in the Americas. The primary focus of the Company is advancement of its DeLamar Project, consisting of the neighbouring DeLamar and Florida Mountain Gold and Silver Deposits in the heart of the historic Owyhee County mining district in south western Idaho. The first exploration program in over 25 years began on the DeLamar Project in 2018, with more than 30,000 meters drilled to date. The management team comprises the former executive team from Integra Gold Corp.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis

President, CEO, and Director

CONTACT INFORMATION

Corporate Inquiries: Chris Gordon, chris@integraresources.com

Company website: www.integraresources.com

Office phone: 1 (604) 416-0576

Cautionary Statement Regarding Forward Looking Statements

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. . In this news release, forward-looking statements relate, among other things, to: statements about the estimation of mineral resources; magnitude or quality of mineral deposits; anticipated advancement of mineral properties or programs; future operations; future exploration prospects; the completion and timing of mineral resource estimates and PEA; future growth potential of Integra; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company’s business; the Company’s formative stage of development; the Company’s financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of Integra believes, or believed at the time, to be reasonable assumptions, Integra cannot assure its shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be anticipated, estimated or intended.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.